SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                  MAVESA, S.A.
--------------------------------------------------------------------------------
                            (Name of Subject Company)


                                  MAVESA, S.A.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)


                   Shares of Common Stock, Nominal Value Bs.10
    American Depositary Shares (each representing 60 shares of common stock)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                     American Depositary Shares (57771710-1)
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                  Alberto Tovar
                             Chief Executive Officer
                                  Mavesa, S.A.
                                Avenida Principal
                             Los Cortijos de Lourdes
                               Caracas, Venezuela
                           Telephone: 011-582-238-1633
--------------------------------------------------------------------------------
           (Name,address and telephone number of person authorized to receive notice and communications on behalf of the
                           person(s) filing statement)

                                 With a Copy To:

                              J. Allen Miller, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                            Telephone: (212) 408-5100


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Item 1.  Security and Subject Company

         (a) The name of the subject company is Mavesa, S.A. ("Mavesa" or the "Company"), a sociedad anonima (publicly held limited liability stock company) organized under the laws of the Bolivarian Republic of Venezuela, and duly registered on the Venezuelan National Securities Commission (Comision Nacional de Valores) (the "CNV"). The address of the principal executive offices of the Company is Avenida Principal, Los Cortijos de Lourdes, Edificio Mavesa, Caracas, Venezuela. The phone number of the Company is (011) 582-238-1633.

         (b) The equity securities to which this statement relates are the Company's common stock, par value Bs.10 per share (the "Shares"), and the Company's American Depositary Shares (the "ADSs"), each representing 60 Shares. The Shares are traded under the symbol "MAV" on the Caracas Stock Exchange ("Bolsa de Valores de Caracas"). The ADSs are evidenced by American Depositary Receipts and are traded on the New York Stock Exchange ("NYSE") under the symbol "MAV." As of February 16, 2001, there were 3,690,000,000 Shares issued and 3,597,099,839 Shares outstanding (including Shares represented by ADSs). As of February 16, 2001, there were 32,065,897 ADSs (representing 1,923,953,793 Shares) outstanding. The Shares and the ADSs are hereinafter referred to collectively as the "Securities."

Item 2.  Identity and Background of Filing Person

         (a) The name, business address and telephone number of Mavesa, S.A, the subject company and the person filing this statement, are set forth in Item 1 above.

         (b) This Schedule 14D-9 solicitation/recommendation statement relates to both (i) the Tender Offer Statement on Schedule TO (the "U.S. Schedule TO") relating to the offer by Primor Inversiones, C.A. ("Primor Inversiones"), a corporation organized and existing under the laws of Venezuela and a wholly owned subsidiary of Primor Alimentos, C.A., a corporation organized and existing under the laws of Venezuela ("Primor Alimentos" and together with Primor Inversiones, "Primor"), to purchase all outstanding ADSs at a price of US$8.501324822 per ADS, net to the seller in cash less any withholding taxes and without interest thereon, and upon the terms and subject to the conditions set forth in the U.S. offer to purchase dated February 21, 2001, (the "U.S. Offer to Purchase") and the related ADS letter of transmittal (the "ADS Letter of Transmittal" and, together with the U.S. Offer to Purchase, the "U.S. Offer") and (ii) the Tender Offer Statement on Schedule TO (the "Venezuelan Schedule TO") relating to the offer by Primor Inversiones to purchase all outstanding Shares at a price of US$0.1416887470 per Share, net to the seller in cash less any withholding taxes and without interest thereon, and upon the terms and subject to the conditions set forth in the Venezuelan offer to purchase dated February 21, 2001 (the "Venezuelan Offer to Purchase"), the Supplement to the Venezuelan Offer to Purchase dated February 21, 2001 (the "Supplement" and, together with the Venezuelan Offer to Purchase, the "Venezuelan Offer to Purchase and Supplement") and the related Share letter of transmittal (the "Share Letter of Transmittal" and, together with the Venezuelan Offer to Purchase and Supplement, the "Venezuelan Offer"). Primor has stated that it currently does not have


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any plans or proposals following completion of the U.S. Offer and Venezuelan
Offer (the "Offers") for any subsequent offering period or to propose any second step merger or other business combination that would cause Shares and ADSs which are not purchased pursuant to the Offers to be cashed out in a merger or similar transaction. If Primor Alimentos does not follow the Offers with such a transaction, you will not receive the Offer consideration unless you tender your Shares or ADSs Securities into the Offers.

         The address of the principal executive offices of Primor Inversiones is 2da. Avenida de Los Cortijos de Lourdes, Edificio Centro Empresarial Polar, Caracas, Venezuela 07054. The information set forth in this Item 2(b) is based upon information contained in the U.S. Schedule TO and the Venezuelan Schedule TO and does not purport to be a complete summary of the information contained therein.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

         Except as disclosed in this Item 3, to the knowledge of the Company, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between Mavesa or its affiliates and the executive officers, directors or affiliates of Mavesa.

         On January 21, 2001, Mr. Tovar, a director and the Chief Executive Officer of the Company, Jonathan Coles, Chairman of the Board of Directors of the Company, certain affiliates of Messrs. Coles and Tovar and certain other holders of Shares and ADSs (the "Mavesa Shareholders Group") entered into an agreement (the "Share Purchase Agreement") with Primor Inversiones and Primor Alimentos in connection with the Offers. A Spanish language copy of the Share Purchase Agreement and an English translation thereof are filed as Exhibits 6 and 8, respectively, hereto, and are incorporated herein by reference.

A. Agreements or Conflicts between Mavesa and the Officers, Directors or Affiliates of Mavesa

     The Share Purchase Agreement

         The following is a summary of the material provisions of the Share Purchase Agreement. The Mavesa Shareholders Group collectively beneficially own 38.49% of the outstanding Shares (including Shares represented by ADSs) of Mavesa.

         This summary of the Share Purchase Agreement is qualified in its entirety by reference to the Share Purchase Agreement, which is incorporated by reference herein. A copy of the Share Purchase Agreement is filed as Exhibit 5 to this Schedule 14D-9, and a translation thereof into English is filed as
Exhibit 7 to this Schedule 14D-9. The full list of the parties to the Share Purchase Agreement is as follows: Primor Alimentos, Primor Inversiones, Jonathan Coles Ward, Alberto Tovar, Lilian Cervini de Poleo, Alicia Coles, Andres Coles, Miguel Coles, Nelly Cervini de Fragachan, Jesus Anibal Rojas, Beatriz de Chelminski de Coles, Jesus Manuel Rojas, Nicholasha Limited, Share Syndicate I, L.L.C., Share Syndicate II, L.L.C., Share Syndicate IX, L.L.C., Berkshire International S.A., Valores San Nicolas, C.A., Edificios y Remodelaciones El Encuentro, C.A.,




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Desarrollos 480, C.A., Consultoria Estudios Proyectos, C.A. (Conepro),
Inversiones Stuart, C.A., Laveda Finantial Ltd. and Valores El Junko, C.A. Copies of the Share Purchase Agreement may be obtained from or examined at the SEC's website, www. sec.gov.

         The Offers. The Share Purchase Agreement provides that Primor Inversiones will concurrently commence the Venezuelan Offer and the U.S. Offer. The Share Purchase Agreement also provides that the Mavesa Shareholders Group will tender all of their Shares and ADSs into the Venezuelan Offer and the U.S. Offer, respectively, within five Venezuelan stock exchange trading days following the commencement date of the Offers, and will not withdraw such tendered Shares or ADSs unless the Share Purchase Agreement is terminated pursuant to its terms as described below. The obligation of Primor Inversiones to accept for payment and pay for Shares and ADSs tendered into the Offers is subject to the satisfaction of the minimum condition that the number of Shares and ADSs validly tendered into the Offers and not withdrawn before the expiration date of the Offers, together with Shares and ADSs owned by Primor Inversiones at the expiration of the Offers, represent at least 65% of the then outstanding Shares, including Shares represented by ADSs (the "Minimum Condition") and certain other conditions that are described in Sections 17 and 18 of the U.S. Offer to Purchase and in the Venezuelan Offer to Purchase. Subject to applicable law, the Offers will remain open for at least 21 Venezuelan stock exchange trading days. Primor Inversiones may, subject to applicable law, increase the price, extend the Offers' expiration date, waive the Minimum Condition or other conditions of the Offers in favor of Primor Inversiones or terminate or revoke the Offers in accordance with their terms. Notwithstanding the foregoing and according to the Offers, the Minimum Condition can only be waived in accordance with Venezuelan law. Under Venezuelan law, the Minimum Condition may only be waived by lowering it to 75% of the original percentage of Shares, including Shares represented by ADSs, sought in the Offers or, in our case, 48.75%.

         The U.S. Offer and Venezuelan Offer will be substantially similar and will differ only to the extent required by customary market practice or Venezuelan or U.S. laws.

         Conditions. Primor Inversiones' obligation to commence the Offers is conditioned upon approval by the Comision Nacional de Valores of Venezuela (the "CNV") of the terms and conditions of the Venezuelan Offer pursuant to Venezuelan regulations and upon the U.S. Securities and Exchange Commission (the "SEC") granting any waivers or exemptions (namely, a "no action letter") necessary for the making of the U.S. Offer.

         Representations and Warranties. The Mavesa Shareholders Group have made customary representations and warranties to Primor relating to their Mavesa securities and Mavesa, including representations relating to: ownership of shares and ADSs issued by Mavesa; capitalization of Mavesa; subsidiaries of Mavesa; financial statements of Mavesa; no violations of law by Mavesa; absence of certain changes in




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business of Mavesa; absence of undisclosed liabilities of Mavesa; required government authorizations; litigation; compliance with laws; material contracts of Mavesa; title to properties of Mavesa; and assets of Mavesa. Certain representations and warranties in the Share Purchase Agreement are qualified as to "knowledge" or "materiality."

         Primor Alimentos and Primor Inversiones have made certain customary representations and warranties, including representations relating to: their corporate existence and power; good standing; corporate authority; corporate authorizations; and their ability to finance the Offers.

         Company Conduct of Business Covenants. The Mavesa Shareholders Group has agreed that from January 21, 2001 through to the time designees of Primor Inversiones are elected to the new board of directors of Mavesa, Mavesa and each of its subsidiaries:

              (i) will conduct their operations in the ordinary course of business consistent with their past practice of the last 12 months, except as provided in the Share Purchase Agreement;

              (ii) will not enter into grounds for dissolution provided for in the applicable regulations, nor will they be liquidated, merged, or spun-off;

              (iii) will not issue any Shares or ADSs or securities convertible into or exchangeable into Shares or ADSs, or securities that would transfer voting rights, or grant options to subscribe, acquire or exchange Shares or ADSs;

              (iv) will not transfer all or part of their significant fixed assets used in the normal development of business or intellectual property rights; nor will they create any type of encumbrance over part or all of its significant fixed assets used in the normal development of business or intellectual property rights, except as provided in the Share Purchase Agreement;

              (v) will not authorize any dividend or distribution to their shareholders, except (i) that a wholly-owned subsidiary of Mavesa may declare and pay (in whole or in part) a dividend to Mavesa or (ii) as otherwise required under Venezuelan law; will not alter their custom of quarterly payment of dividends or call for shareholders' meetings, except as set forth in the Share Purchase Agreement;

              (vi) will not unjustly dismiss or hire employees (however, they will respect labor agreements assumed prior to January 21, 2001); nor enter into important contracts with current employees; nor increase the remuneration or benefits that are employment related in nature (except those contemplated by law or by followed collective conventions); nor shall they affect relations they currently maintain with suppliers, contractors and customers in a significant and adverse manner;




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              (vii) will not amortize or acquire their respective shares or ADSs
         (including, without limitation, acquisition of shares or ADSs in accordance with the repurchase plan approved at the shareholders meeting of August 20, 2000) and will not sell or distribute Shares or ADSs that are the property of Mavesa or its subsidiaries;

              (viii) will comply with Venezuelan and U.S. laws relating to securities, tax and capital markets;

              (ix) will maintain all existing insurance policies at their existing coverage levels;

              (x) will not modify, terminate, breach or assign any agreements which generate payments or receivables to Mavesa in excess of US$1 million (or equivalent in other currencies) in a 12-month period or which contemplate an obligation, liability, debt or contingency in the name of Mavesa or any of its subsidiaries in excess of US$1 million (or equivalent in other currencies) in a 12-month period, or agreements that contemplate termination, payment, indemnification, compensation or the right to request their termination in the event of a change of control of Mavesa or its subsidiaries, or those entered into with the Mavesa Shareholders Group, with directors or executives of Mavesa or its subsidiaries, with holders of 5% or more of the outstanding Shares (excluding the Mavesa Shareholders Group), their affiliates and relatives up to two or four degrees of separation, respectively, or intellectual property rights agreements; will not enter into additional contracts of the type described herein; will not renounce, settle or dismiss legal claims (either in law or in equity) or any of its rights under such contracts or intellectual property rights; and will not lease its assets;

              (xi) will not incur or assume any financial indebtedness in excess of US$2 million (or equivalent in any other currency); will not guarantee obligations of any third party (aside from Mavesa subsidiaries), or make any loans, advances or investments, except for investment in the ordinary course of business or otherwise as set forth in the Share Purchase Agreement;

              (xii) will not change any of the accounting methods used by Mavesa unless required by Venezuelan law or by generally accepted accounting practices; and

              (xiii) will not take any action that would render inaccurate any of the representations and warranties made by the Mavesa Shareholders Group set forth in the Share Purchase Agreement.

         Other Related Shareholder Obligations. In addition, the Mavesa Shareholders Group has undertaken the following obligations:

              (i) upon tendering of Shares or ADS into the Offers by a member of the Mavesa Shareholders Group, such member of the Mavesa Shareholders Group




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         will waive, solely in connection with the Offers, his or her
         Right of First Refusal (as defined in Item 8 below) as set forth in
         Section 6 of Mavesa's by-laws;

              (ii) except as set forth in the Share Purchase Agreement, the Mavesa Shareholders Group, will not, directly or indirectly, solicit or initiate, any proposal, offer or request for information from third parties; will not furnish any information to third parties, or participate in any discussions or negotiations with third parties with the objective of entering into preliminary or definitive contracts that imply (a) the sale or transfer of securities of Mavesa (including Shares and ADSs) or its subsidiaries that the Mavesa Shareholders Group hold, directly or indirectly, or (b) the approval of any merger, spin-off, consolidation, business combination, restructuring, recapitalization or other similar transactions relating to Mavesa or its subsidiaries or any entity that directly or indirectly owns shares of Mavesa or its subsidiaries (each, a "Transaction"). The Mavesa Shareholders Group will suspend during the term of the Share Purchase Agreement, any then ongoing discussion or negotiation relating to a Transaction;

              (iii) the Mavesa Shareholders Group will immediately notify Primor in writing of any offer or request (oral or written) in relation to a Transaction presented to the Mavesa Shareholders Group, including the identity of the person who made the offer or requested information, unless such information is subject to a confidentiality agreement entered into prior to December 15, 2000;

              (iv) the Mavesa Shareholders Group will cause an extraordinary shareholders' meeting to be held no later than six Venezuelan stock exchange trading days following the date Primor Inversiones pays for the securities tendered into the Offers to elect the new directors and officers of Mavesa and to appoint statutory auditors;

              (v) the Mavesa Shareholders Group will not vote in favor of amendments to Mavesa by-laws or declaration of dividends, except as required under Article 115 of the Capital Markets Law of Venezuela, and will not propose or vote in favor of the modification of the custom of quarterly payment of dividends; nor will they request an extraordinary shareholders' meeting except as set forth under (iv); and

              (vi) the Mavesa Shareholders Group will comply with Venezuelan and U.S. laws relating to tax and securities laws.

         Obligations of Primor. The following are some of the material obligations of Primor under the Share Purchase Agreement:

              (i) Primor will not exercise the right to limit the number of Shares or ADSs being sought in the Offers, without the written consent of the Mavesa Shareholders Group; and




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              (ii) Primor will not exercise the right to withdraw the Offers pursuant to number 1 of Article 16 of the Rules of Public Offers to Purchase Shares under Venezuelan law without the written consent of the Mavesa Shareholders Group; provided, however, that Primor may terminate the Share Purchase Agreement in accordance with its terms.

         Indemnification by the Mavesa Shareholders Group. The Mavesa Shareholders Group will indemnify, defend and maintain indemnified Primor and its directors, officers, advisors, assigns, and shareholders (and, upon the election of Primor's nominees to the Board of Directors of Mavesa, those of Mavesa and its subsidiaries) against any harm and damages (including reasonable attorneys' fees and expenses and reasonable experts' fees incurred in connection with the defense related to such damages after a final judgment or arbitration award has been issued related to such claims) as a direct consequence of: (i) the inaccuracy or falsity of any of the representations and warranties made by the Mavesa Shareholders Group set forth in the Share Purchase Agreement; (ii) any breach of any obligation of the Mavesa Shareholders Group set forth in the Share Purchase Agreement; and (iii) any final judgment or final arbitration award with respect to third parties which have entered into preliminary or definitive agreements with any member of the Mavesa Shareholders Group or Mavesa, or to which any member of the Mavesa Shareholders Group or Mavesa has made representations or warranties, in both cases, in connection with the sale process with respect to any assets or securities of Mavesa and its subsidiaries.

         In the event that the Mavesa Shareholders Group is required to indemnify any party in accordance with the Share Purchase Agreement, they shall have no right to indemnification from, Mavesa or any of its subsidiaries and they waive the right to bring any counter-claim against the person they are required to indemnify.

         Indemnification by Primor. Primor will indemnify, defend and maintain indemnified the Mavesa Shareholders Group (and, until the election of Primor's nominees to the Board of Directors of Mavesa, Mavesa itself) and its respective officers, directors, executives, advisors, assigns and shareholders against any damages arising as a direct consequence of: (i) any falsity or inaccuracy by Primor of any of its representations and warranties set forth in the Share Purchase Agreement; (ii) the falsity or inaccuracy of any breach of any obligation of Primor set forth in the Share Purchase Agreement; and (iii) any final judgment or final arbitration award with respect to third parties with whom Primor has entered into contracts or to whom Primor has made representations or warranties in connection with the sale process with respect to any assets or securities of, or interests in, Mavesa and its subsidiaries.

         Termination. The Share Purchase Agreement may be terminated at any time before the earlier of the time and date at which either the U.S. Offer or the Venezuelan Offer, each as so extended by Primor Inversiones, shall expire, if any of the following events occurs:




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              (i) by either Primor or the Mavesa Shareholders Group if (a) (i)
         the Offers have expired without any Shares or ADSs being purchased pursuant thereto, (ii) the Offers have not been consummated on or before June 30, 2001, or (iii) if the CNV or the SEC do not issue their respective approvals, exemptions and waivers on or before February 28, 2001, so long as in each case the terminating party is not responsible for creating the circumstances giving rise to the termination; (b) the currency exchange system is altered; (c) a newly enacted law prohibits the consummation of the transactions substantially on the terms contemplated therein, including, without limitation, the Offers or the Share Purchase Agreement; or (d) a judgment prevents, prohibits or restricts the Offers on a permanent basis;

              (ii) by Primor or the Mavesa Shareholders Group if due to a breach by the other party of its obligations under the Share Purchase Agreement, or due to a breach of representations and warranties, except if such breach had been cured within five Venezuelan stock exchange trading days following notice given by the non-breaching party;

              (iii) by any member of the Mavesa Shareholders Group, in the event that a competing cash offer for all of the outstanding Shares and ADSs is commenced that offers superior consideration from an economic and financial point of view and better terms and conditions than contemplated in the Offers;

              (iv) by Primor or the Mavesa Shareholders Group, in the event that the Superintendencia para la Promocion y Proteccion de la Libre Competencia (the Superintendency for the Promotion and Protection of Free Competition), the Venezuelan antitrust authority, or another competent governmental entity, through an administrative act, opposes the Offers or subjects the Offers to conditions requiring the parties to alter the key terms of the Share Purchase Agreement, or any other agreement related to the Offers in a manner detrimental to the party requesting termination, and such administrative act remains in effect for more than five Venezuelan stock exchange trading days; and

              (v) by Primor, when a competing offer has been presented or in the case of exceptional circumstances not caused by Primor, with prior approval of the CNV, or if the Board of Directors of Mavesa withdraws or modifies its recommendation with respect to the Offers.

         In the event termination is sought by a member of the Mavesa Shareholders Group, the Share Purchase Agreement will be terminated solely for said member of the Mavesa Shareholders Group, unless such member of the Mavesa Shareholders Group requesting the termination beneficially owns more than 26% of the Mavesa Shareholders Group's total outstanding Shares (including Shares represented by ADSs). In that case, termination will be effective with respect to all members of the Mavesa Shareholders Group.




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         If the Share Purchase Agreement is terminated, there will be no liability, except for liabilities arising out of a breach of the Share Purchase Agreement.

         Arbitration. The parties have provided for arbitration to resolve disputes arising out of the Share Purchase Agreement.

         Governing Law. The Share Purchase Agreement is governed by Venezuelan law.

         As of October 31, 2000, the current directors and executive officers of the Mavesa as a group beneficially owned, in the aggregate, approximately 41% of the outstanding Shares (including Shares represented by ADSs). None of the directors or executive officers of the Company own any shares or other securities of Primor or any of its affiliates.

         The aggregate amount of compensation paid by the Company to its executive officers and directors, as a group, in the fiscal year 2000 was US$4.7 million.

B.   Agreements or Conflicts between Mavesa and Primor

         Except as disclosed in this Item 3 below, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between Mavesa, or to the knowledge of Mavesa, its affiliates and Primor Inversiones, Primor Alimentos and their executive officers, directors and affiliates.

      The Mavesa Agreement

         On January 21, 2001, Mavesa entered into an agreement (the "Mavesa Agreement") with Primor in connection with the Offers. A Spanish language copy of the Mavesa Agreement and an English translation thereof, are filed as Exhibits 6 and 8, respectively, hereto, and are incorporated by reference herein. The following is a summary of the material provisions of the Mavesa Agreement. This summary of the Mavesa Agreement is qualified in its entirety by reference to the Mavesa Agreement. Copies of the Mavesa Agreement may also be obtained from or examined at the SEC's website, www. sec.gov.

         Company Board Recommendation. The Board of Directors of Mavesa (1) determined that the terms of the Offers are fair to and in the best interests of the security holders of Mavesa and (2) has agreed to recommend that all holders of Shares (including Shares represented by ADSs) accept the Offers and tender their Shares and ADSs into the Offers, as long as a more favorable competitive offer has not been made. The Board of Directors of Mavesa has agreed not to withdraw or change their recommendation with respect to the Offers, unless the Board of Directors of Mavesa receives a competing offer that it determines to be more beneficial to the holders of Shares or ADSs (a "Superior Proposal"), or if such withdrawal, modification or change is required to comply with the duties imposed on the members of the Board of Directors of Mavesa under applicable law, or under Mavesa's by-laws.




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


         No Solicitation. The Mavesa Agreement provides that the Board of Directors of Mavesa will not solicit or encourage a proposal or offer to purchase Shares or ADSs of Mavesa or its subsidiaries, or proposals for mergers, restructurings, strategic partnerships, joint ventures or similar transactions related to Mavesa or its subsidiaries. Notwithstanding the foregoing, the Board of Directors of Mavesa may furnish information with respect to Mavesa and its subsidiaries, and participate in discussions or negotiations related to the above referenced transactions only if (i) Mavesa has received an unsolicited cash acquisition proposal in writing or (ii) an unsolicited public offer has been commenced for all the outstanding Shares and ADSs irrespective of the Minimum Condition. In both cases, the Board of Directors of Mavesa must have previously concluded that the proposal or public offer is more beneficial to holders of Shares and ADRs than the Offers and a confidentiality agreement similar to the confidentiality agreement entered into by Empresas Polar and Mavesa is executed. Notwithstanding, the Board of Directors of Mavesa may provide information about Mavesa and its subsidiaries to any third party which has initiated a public offer and has executed a confidentiality agreement similar to the confidentiality agreement entered into by Empresas Polar and Mavesa.

         Expenses. All expenses incurred in connection with the Mavesa Agreement will be paid by the party incurring such expenses.

         Termination Fee. In the event that a competing offer by a company unrelated to Primor is successful within 12 months following January 21, 2001, Mavesa will pay Primor a fee equal to 1.5% of the total amount paid to all shareholders and ADS holders who tendered their Shares or ADSs into the competing offer (the "Termination Fee"). The Termination Fee will be payable in cash in legal tender within 10 business days from the date of payment of the purchase price in such successful competing offer. The Termination Fee will accrue a 9% annual interest rate in the event it is not paid within the above referenced term.

         Termination. The Mavesa Agreement, except with respect to clauses relating to the Termination Fee, shall cease to be in effect (i) on June 30, 2001 or (ii) on the date the Offers expire without any Shares or ADSs having been purchased.

         Arbitration. The parties have provided for arbitration to resolve disputes arising out of the Mavesa Agreement.

         Governing Law. The Mavesa Agreement is governed by Venezuelan law.

Item 4.  The Solicitation or Recommendation

         (a) Mavesa has taken a position with respect to the Offers.

         At an extraordinary meeting of the Board of Directors of Mavesa held on February 21, 2001, at which all of the directors were present, a majority of the Board of Directors of Mavesa determined that the Offers were fair to and in the best interests of the shareholders of Mavesa. Accordingly, the Board of Directors of Mavesa recommends




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that holders of Shares and ADSs accept the Offers and tender their Shares and
ADSs into the Offers.

         Jonathan Coles and Alberto Tovar abstained from voting on the decision to recommend the Offers because they and certain of their affiliates form part of the Mavesa Shareholders Group and are parties to the Share Purchase Agreement.

         Dr. Marcel Granier voted against the recommendation that holders of Shares and ADSs accept the Offers and tender their Shares and ADSs into the Offers. Dr. Granier, while acknowledging that the terms of the Offers were attractive from an economic perspective, experienced concerns regarding changes in the Company's human resources and management policies.

         Pursuant to the terms of the Mavesa Agreement, Mavesa has agreed not to withdraw or change, their recommendation with respect to the Offers, unless the Board of Directors of Mavesa receives a Superior Proposal, or if such withdrawal, modification or change is required under applicable law, or under Mavesa's by-laws.

         (b) Background of the Offers; Reasons for the Recommendation of the Board of Directors of Mavesa.

A.   Background of the Offers

         Beginning in February 2000, the Company decided to undertake a study with the support of a financial consultant for the purpose of commencing an analysis of the strategic alternatives that may be available to the Company to maximize shareholder value. Toward this end, on March 8, the Company engaged Monitor & Co. to perform a market valuation analysis of the Company. Between March and late April 2000, representatives of Monitor & Co. and the Company discussed the Company's valuation with Monitor & Co.

         In late April 2000, the Company contacted Brown Brothers Harriman & Co. ("BBH") for the purpose of assisting the Company in a valuation analysis of the Company and an analysis of the Company's strategic alternatives. On May 17, 2000, Company representatives met with representatives of BBH in New York to discuss industry trends, market conditions and strategic alternatives for the Company, including a share buyback program, the possible sale of certain business units, expansion of the Company within the Andean Pact countries and the potential opportunities for the Company within a global economy.

         On June 13, 2000, the Company engaged BBH to advise the Company with respect to certain trends in the food industry and how these trends could impact the Company. In connection with this engagement, BBH stated that it would be prepared to act as the Company's financial advisor. Pursuant to such engagement, BBH received a monthly retainer fee and was entitled to a payment contingent upon the Company undertaking a successful strategic transaction. In connection with such engagement, BBH thereafter began preparing a comprehensive valuation of the Company and a list of potential partners for the Company ("Third Parties"). On June 26, 2000, representatives of BBH met with executives of the Company to discuss in greater detail the information gathered by BBH.

         On July 6, 2000, Mr. Tovar met with Lorenzo Mendoza, the Chief Executive Officer of Primor Alimentos and a key executive with the Venezuelan food and beverage conglomerate Empresas Polar ("Polar") which includes Primor Alimentos, Primor Inversiones, and several other entities. Prior to July 2000, various representatives of the Company had on several occasions discussed with representatives from various companies, including Pepsi Cola Venezuela C.A. (an affiliate of Primor Alimentos), the possibility of the sale by the Company of its mineral water business. On August 2, 2000, the Company and Pepsi Cola Venezuela C.A., entered into an agreement for the sale of the Company's mineral water business to that company for approximately US$11.6 million.

         At the July 6, 2000 meeting, Mr. Mendoza proposed that Mr. Tovar consider a possible transaction involving a merger between Primor Alimentos, the Food Strategic Business Unit of Polar, and Mavesa. In the merger proposal outlined by Mr. Mendoza, the Mavesa Shareholders Group would receive equity interests in the combined entity following the merger and the remaining shareholders would receive cash for their Mavesa shares. Mr. Mendoza informed Mr. Tovar that Primor Alimentos would only be willing to enter into a transaction involving Mavesa if the Mavesa Shareholders Group would be willing to enter into an agreement with Primor Alimentos relating to such transaction. Mr. Tovar agreed to discuss Mr. Mendoza's proposal with the other members of the Mavesa Shareholders Group. On July 18, 2000, Mr. Mendoza and Mr. Tovar met again, at which meeting Mr. Tovar informed Mr. Mendoza that the Mavesa Shareholders Group would only consider pursuing a transaction in which all of the Company's shareholders received the same consideration.

         On August 2, 2000, Mr. Mendoza and Mr. Tovar met again at which time Mr. Mendoza reaffirmed his interest in exploring a transaction with the Mavesa Shareholders Group involving the acquisition of up to all of the outstanding capital stock of the Company. Thereafter, through to November 1, 2000, representatives of the Mavesa Shareholders Group and Primor Alimentos met periodically to further discuss and negotiate a potential agreement between the Mavesa Shareholders Group and Primor Alimentos in connection with a transaction concerning Mavesa.

         On August 9, 2000, BBH and representatives of the Company met with another Third Party to discuss possible ways to add value to the Company (the "Other Party").

         On August 23, 2000, the Company and Polar entered into a confidentiality agreement for the purpose of permitting the evaluation of confidential information relating to Mavesa.

         On September 11, 2000, the Company and the Other Party entered into a confidentiality agreement for the purpose of permitting the Other Party to evaluate confidential information concerning the Company prepared by the Company with the assistance of BBH. The Other Party was provided information by BBH in early September 2000.

         On November 1, 2000, at a meeting between Mr. Tovar and Mr. Mendoza, discussions between the parties ended without the parties reaching an agreement on the terms of any transaction.

         On November 14, 2000, BBH received a letter which restated a proposal made for a transaction between Mavesa and Primor Alimentos prior to the cessation of negotiations on November 1, 2000 and described its underlying rationale. The Mavesa Shareholders Group determined to reinitiate discussions with Mr. Mendoza and on November 27, 2000, Mr. Tovar and Mr. Coles met with representatives of Primor Alimentos in Fort Lauderdale for further discussions.

         On November 28, 2000, Mr. Coles, Mr. Tovar, BBH and the Other Party met to discuss a possible transaction involving the Company. At this meeting, the Other Party expressed its interest in merging the Company with the Other Party's operations in Venezuela.

         On December 1, 2000, Mr. Mendoza sent a letter to BBH containing a new proposal for the acquisition of up to all of the outstanding capital stock of the Company by Primor Alimentos and stating that he was ready to commence negotiations with the Mavesa Shareholders Group. Following discussions with BBH, Mr. Tovar determined to discuss the new proposal with the other members of the Mavesa Shareholders Group.

         On December 4, 2000, the Mavesa Shareholders Group authorized Mr. Tovar to communicate to Mr. Mendoza their interest in continuing discussions based upon the terms proposed in Mr. Mendoza's letter of December 1, 2000. On December 5, 2000, Mr. Tovar and Mr. Coles, on behalf of the Mavesa Shareholders Group, met with Mr. Mendoza and they agreed to recommence discussions.

         Beginning December 6, 2000, representatives of the Mavesa Shareholders Group met with representatives of Primor Alimentos to negotiate the terms of an agreement between the Mavesa Shareholders Group and Primor Alimentos on the basis of the proposal made in Mr. Mendoza's letter of December 1, 2000. Negotiations continued through December 21, 2000.

         On January 8, 2001, negotiations recommenced. On January 9, 2001, Luis Garcia Montoya, a legal counsel to the Mavesa Shareholders Group, informed Mavesa and the press that a group of principal shareholders of Mavesa had informed the CNV that day of the existence of conversations between them and several potential acquirors for the acquisition of their shares. On January 10, 2001, Mr. Garcia Montoya issued press releases to that effect.

         On January 11, 2001, the parties met in connection with the negotiation of an agreement between Primor and Mavesa relating to an offer for all of the outstanding capital securities of Mavesa. Negotiations continued through January 21, 2001.

         On January 21, 2001, the Mavesa Shareholders Group entered into the Share Purchase Agreement with Primor pursuant to which Primor agreed, subject to certain terms and conditions, to commence tender offers for all of the outstanding capital stock of the Company at a price equal to US$0.1416887470 per Share (US$8.501324822 per ADS) and pursuant to which the Mavesa Shareholders Group agreed to tender all of their Shares and ADSs in such tender offers. Also on January 21, 2000, Mavesa entered into an agreement with Primor relating to the tender offers.

         Early on January 22, 2001, Mavesa and Primor announced in a joint press release the transactions contemplated by their agreement and by Primor's agreement with the Mavesa Shareholders Group. Also on that day, representatives of Mavesa and Primor met with representatives of the CNV.

         On January 29, 2001, the Company, through BBH, received a request for information from a third party requesting information for the purpose of evaluating a possible competing proposal to the Offers (the "Entity"). The Company and the Entity entered into a confidentiality agreement, and shortly after the Company provided the information requested by said Entity. There can be no assurances that such Entity will make an offer or, in the event that an offer is made, whether it will be more beneficial to the Company and the Shareholders than the Offers.

         At an extraordinary meeting of the Board of Directors of Mavesa held on February 21, 2001, the Board of Directors of Mavesa determined on the basis of the terms and conditions contained in the U.S. Schedule TO and Venezuelan Schedule TO that the Offers were fair to and in the best interests of the shareholders of Mavesa. Accordingly, the Board of Directors of Mavesa issued a recommendation that holders of Shares and ADSs accept the Offers and tender their Shares and ADSs into the Offers. Two members of the Board of Directors of Mavesa abstained from voting and one member voted against the recommendation. See Item 4 (a) of this statement for more information.

         On February 21, 2001, Primor Inversiones commenced the Offers. As of commencement of the Offers no third party has made any offer or issued a commitment to make an offer.

B.   Factors Considered in the Recommendation of the Board of Directors

         (a) In approving the Offers and recommending that all holders of Shares and ADSs accept the Offers and tender their Shares and ADSs pursuant to the Offers, the Board of Directors of Mavesa considered a number of factors, including, but not limited to, the following:

         (1) the financial and other terms of the Offers, including (a) the price to be paid in the Offers, (b) that the Offers provide for a cash tender offer for all of the outstanding Shares and ADSs for the same consideration, thereby enabling all Company securityholders to benefit equally, (b) that there will be no proration, (c) that the obligations of Primor to consummate the transaction are not conditioned upon Primor obtaining financing, and (d) the conditions under which Primor has the right to terminate the Offers;

         (2) information relating to acquisition values of comparable companies;

         (3) the current and historical financial condition and the results of operations of the Company, the prospects and strategic objectives of the Company, the risks involved in achieving those prospects and objectives, the current and expected conditions in the industry in which the Company's business operates and the current regional, national and international economic climate (including the recent decline of stock prices on the global markets);

         (4) the relationship of the per Share and per ADSs purchase price in the Offers to the historical market price of the Shares and ADSs. The Board of Directors of Mavesa also considered that the consideration was being paid in cash as compared to other forms of consideration. The Board was aware that the consideration received by holders of the Shares in the Offers would be taxable to such holders under Venezuelan and United States law;

         (5) the representation of Primor that it has available to it, and will make available to Primor Inversiones, sufficient funds to consummate the Offers;

         (6) the Company's management, the Company's prospects and anticipated competitive position if it were to retain its current ownership structure, including the risks and benefits inherent in remaining a stand-alone entity and continuing to pursue its current strategy in an industry environment marked by increasing competition and consolidation. The Board of Directors considered comparable transactions as well as possible alternatives to the Offers involving third parties, the likelihood of consummation of such comparable and alternative transactions and the risks associated therewith;

         (7) the agreement by the Mavesa Shareholders Group pursuant to the Share Purchase Agreement, which includes certain directors and executive officers of Mavesa beneficially holding in the aggregate approximately 38.49% of the outstanding Shares that they would tender all of their Shares and ADSs into the Offers;

         (8) the terms of the Mavesa Agreement permitting the Company under certain circumstances to provide information to third parties should an unsolicited acquisition proposal be forthcoming, to terminate the Mavesa Agreement (subject to the payment to Primor of a termination fee equal to 1.5% of the total amount paid to all shareholders and ADS holders who tender their Shares or ADSs into the competing offer) and to recommend any such proposal that is superior to the Offers;

         (9) the absence of any subsequent offering period, second-step merger or other transaction whereby non-tendering holders of ADSs or Shares would receive the consideration offered in the Offers at a later time;

         (10) the fact that Primor plans to cause Mavesa to de-list the ADSs from the NYSE and de-register under the Securities Exchange Act of 1934 following completion of the Offers;

         (11) the fact that no competing offer has been made notwithstanding public knowledge of the proposed Primor offer for a significant period of time;

         (12) the absence of any appraisal or similar rights available to holders of ADSs and Shares; and

         (13) the business reputation of Primor and its management, which the Board of Directors of Mavesa believed supported the conclusion that an acquisition transaction with Primor could be completed relatively quickly and in an orderly manner;

         The foregoing includes the material factors considered by the Board of Directors. In the view of the many considerations, the Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board of Directors may have given different weights to the various factors considered. After weighing all of these considerations, the Board of Directors determined to approve the Mavesa Agreement and the Offers and recommend that the holders of Shares and ADSs tender their Shares and ADSs in the Offers.

         (b) To the best knowledge of the Company, each of its executive officers and directors currently intends to tender all of their Shares and/or ADSs held of record or beneficially owned by them into the Offers.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used

         Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Shareholders on its behalf with respect to the Offers.

Item 6.  Interest in Securities of the Subject Company

         No transactions in the Shares or ADSs have been effected during the past sixty (60) days by the Company or any of its subsidiaries or, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company.

Item 7.  Purposes of the Transaction and Plans or Proposals

         (a) Except as described above in "Item 4. The Solicitation or Recommendation -- Background of the Offers" which is incorporated herein by reference and described below, the Company is not engaged in any negotiation in response to the Offers which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

         (b) There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offers which relate to or would result in one or more of the matters referred to in Item 7(a) above.

Item 8.  Additional Information to be Furnished

         Section 6 of Mavesa's by-laws provide that in the event of a tender or exchange offer for Shares, each holder of Shares (or of ADSs) has the right (the "Right of First Refusal") to acquire an amount of Shares tendered into such tender of exchange offer equal to such holder's proportional holdings of the outstanding Shares, upon the same price, terms and conditions as are provided for under the tender or exchange offer. We have included in the same packages as this Schedule 14D-9 an Election to Purchase Shares form, attached hereto as
Exhibit 9, and an Election to Purchase ADSs form, attached hereto as Exhibit
10, which allow you to purchase your respective proportional amount of the Shares (including Shares represented by ADSs) tendered into the Offers promptly following the consummation of both Offers.

         Subject to the following sentence, if you exercise your right to purchase Shares, you would be limited to purchasing an amount of Shares (including Shares represented by ADSs) tendered into the Offers that is proportional to the amount of Shares (including Shares represented by ADSs) held by you immediately following the expiration of both Offers. If you tender any of your Shares or ADSs into either Offer, you will thereby waive your rights under Mavesa's bylaws to purchase any of the Shares and ADSs tendered into the Offers.

         Any Mavesa securityholder that wishes to exercise the right to purchase Shares under Section 6 of Mavesa's by-laws must submit a properly completed and executed Election to Purchase Shares form to Provincial Casa de Bolsa, S.A. (the receiving agent for Shares under the Venezuelan Offer) by 11:00 a.m., New York City time (12:00 noon, Caracas time), on the expiration date of the Venezuelan Offer or an Election to Purchase ADSs form to The Bank of New York (the receiving agent for the ADSs under the U.S. Offer) by 11:00 a.m., New York City time (12:00 noon, Caracas time), on the expiration date of the U.S. Offer and follow the procedures established by Mavesa in connection therewith. If you fail to comply with the terms and procedures established by Mavesa, you will waive your rights under Mavesa's by-laws to purchase any of the Shares and ADSs tendered into the Offers.

         Notwithstanding anything to the contrary herein, you will only be entitled to purchase a proportional amount of (x) the Shares tendered into the Venezuelan Offer if Primor Inversiones pays for the Shares tendered into the Venezuelan Offer and (y) the Shares represented by ADSs tendered into the U.S. Offer if Primor Inversiones pays for the ADSs tendered into the U.S. Offer.

         If you have exercised your rights under Section 6 of Mavesa's by-laws and you fail to purchase Shares for any reason whatsoever, you will waive your rights under Mavesa's by-laws to purchase any of the Shares and ADSs tendered into the Offers and Primor will acquire the Shares under the terms and conditions of the Offers.

         Shares and ADSs tendered into the Offers which are used to effect exercises of the Right of First Refusal shall not be counted in determining whether or not the Minimum Condition has been met.

Item 9.  Material to be Filed as Exhibits

         The following exhibits are filed herewith:

         Exhibit No.         Description

              1 Press Release dated January 10, 2001 (with English translation).

              2 Press Release of the Company and Primor Inversiones C.A., dated January 22, 2001.*

              3              Press Release of the Company, dated February 14,
                             2001.**

              4 Letters, dated February 21, 2001 to Mavesa Shareholders and Holders of ADSs.

              5 Share Purchase Agreement dated as of January 21, 2001, by and among Primor, Primor Inversiones and certain holders of shares and ADSs of Mavesa named therein.

              6 Mavesa Agreement dated as of January 21, 2001, by and among Primor, Primor Inversiones and Mavesa.

              7 English translation of Exhibit 5, Share Purchase Agreement dated as of January 21, 2001, by and among Primor, Primor Inversiones and certain holders of shares and ADSs of Mavesa named therein.

              8 English translation of Exhibit 6, Mavesa Agreement dated as January 21, 2001, by and among Primor, Primor Inversiones and Mavesa.

              9              Election to Purchase Shares Form.

              10             Procedures for Exercise of Share Right of First
                             Refusal.

              11             Election to Purchase ADSs Form.

              12             Procedures for Exercise of ADS Right of First
                             Refusal.



              * Previously filed with the SEC on Pre-Commencement Schedule 14D-9 dated January 22, 2001

              ** Previously filed with the SEC on Pre-Commencement Schedule 14D-9 dated February 14, 2001

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2001                 MAVESA, S.A.


                                          By:  /s/ Alberto Tovar
                                             ---------------------------------
                                          Name:     Alberto Tovar
                                          Title:    Chief Executive Officer

                                  Exhibit Index
                                  -------------


         Exhibit No.         Description

              1 Press Release dated January 10, 2001 (with English translation).

              2 Press Release of the Company and Primor Inversiones C.A., dated January 22, 2001.*

              3              Press Release of the Company, dated February 14,
                             2001.**

              4 Letters, dated February 21, 2001 to Mavesa Shareholders and Holders of ADSs.

              5 Share Purchase Agreement dated as of January 21, 2001, by and among Primor, Primor Inversiones and certain holders of shares and ADSs of Mavesa named therein.

              6 Mavesa Agreement dated as of January 21, 2001, by and among Primor, Primor Inversiones and Mavesa.

              7 English translation of Exhibit 5 , Share Purchase Agreement dated as of January 21, 2001, by and among Primor, Primor Inversiones and certain holders of shares and ADSs of Mavesa named therein.

              8 English translation of Exhibit 6, Mavesa Agreement dated as January 21, 2001, by and among Primor, Primor Inversiones and Mavesa.

              9              Election to Purchase Shares Form.

              10             Procedures for Exercise of Share Right of First
                             Refusal.

              11             Election to Purchase ADSs Form.

              12             Procedures for Exercise of ADS Right of First
                             Refusal.


              * Previously filed with the SEC on Pre-Commencement Schedule 14D-9 dated January 22, 2001

              ** Previously filed with the SEC on Pre-Commencement Schedule 14D-9 dated February 14, 2001